FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company
Intellipharmaceutics International Inc. (the “Company”) 30 Worcester Road Toronto, Ontario M9W 5X2

Item 2:	Date of Material Change
January 21, 2011

Item 3:	News Release
A press release was issued by the Company via GlobeNewswire on January 21, 2011 and subsequently filed on SEDAR on the same date.

Item 4:	Summary of Material Change

The Company received purchase agreement commitments from institutional investors to provide the Company with approximately US$12,000,000 in gross proceeds through the sale of its common stock and warrants.

Item 5:	Full Description of Material Change

5.1	Full Description of Material Change

The Company received purchase agreement commitments from institutional investors to provide the Company with approximately US$12,000,000 in gross proceeds through the sale of its common stock and warrants.

Pursuant to the terms of the purchase agreement, the investors agreed to purchase a total of approximately 4.8 million units at a price of US$2.50 per unit, each unit consisting of one share of common stock, a five-year warrant to purchase one-half of a share of common stock at an exercise price of US$2.50 per whole share and a two-year warrant to purchase one-half of a share of common stock at an exercise price of US$2.50 per whole share.  Each warrant represents the right to purchase 50% of the aggregate amount of shares of common stock being sold by the Company.  Following the offering, the Company will have approximately 15.7 million shares of common stock outstanding.

The offering is expected to close by early February, subject to regulatory approvals and other customary closing conditions.  The Company estimates net proceeds from the financing to be approximately US$10.5 million after deducting placement agent fees and the estimated costs associated with the offering, without giving effect to the future exercise of the warrants. The Company intends to use the net proceeds to file additional Abbreviated New Drug Applications (ANDAs) with the Food and Drug Administration, to advance clinical trials for its abuse resistant Rexista technology and/or other 505(b)(2) NDA opportunities, to establish additional partnerships, and for working capital, research, product development and general corporate purposes.

The securities to be sold in the offering have not been registered under the Securities Act of 1933, as amended, or state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from such registration requirements.  Within 40 days from the closing of this offering, the Company expects to file a registration statement to register securities from this offering for resale in the United States, including the shares of common stock issuable upon exercise of the warrants. The common shares issued to Canadian purchasers will be subject to a restricted resale period of four-months from the closing date.

The transaction has received the consent of the Company’s majority shareholder, Odidi Holdings Inc., the family holding company of the Company’s founders, Drs. Isa and Amina Odidi, which will continue to be the Company’s largest shareholder, holding at closing 5,997,751 common shares, representing approximately 38% of the Company’s common shares.  The transaction has no material effect on control of the Company since there will continue to be no control person (within the meaning of securities legislation) other than the Odidi Holdings Inc.

The private placement results in the issuance of common shares representing approximately 44% of those currently outstanding before giving effect to the transaction and that will represent approximately 31% of the Company’s common shares outstanding after giving effect to the transaction.  If all the warrants and the broker warrants issued in connection with the transaction are exercised, the combined approximately 9.696 million common shares issued in the private placement and pursuant to the warrants represent approximately 89% of those currently outstanding and would represent approximately 47% of the Company’s common shares outstanding after giving effect to the transaction and the exercise in full of the warrants.  The US$2.50 per share issue price and exercise price of the warrants is approximately 49% less than the most recent 5-day volume-weighted average trading price (the “Recent VWAP”) for the Company’s common shares on the Toronto Stock Exchange (“TSX”).  The Recent VWAP is substantially different from the average of the daily trading prices of the Company’s shares over the approximately six-month period that this transaction has been negotiated.  In contrast to the Recent VWAP, the US$2.72 average of the daily trading price of the Company’s shares over the past six months, gives rise to a discount in the issue price of only approximately 8%.  The TSX requires majority shareholder approval for the transaction and the majority shareholder of the Company has provided such consent because the US$2.50 per share issue price is more than fifteen percent less than the recent VWAP, that exercise price for the two-year and five-year warrants is less than the recent VWAP and because the transaction results in shares being issued in the transaction and potentially under the warrants, of greater than 25% of the Company’s currently issued shares.  The Company has provided the approval of the Company’s majority shareholder pursuant to and in reliance upon Section 604(d) of the TSX Company Manual with respect to the transaction.  The Company has provided purchasers with the right to participate in future equity financings by the Company for two years after closing to preserve their proportionate interest in the Company.

Ladenburg Thalmann & Co. Inc., a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc. (NYSE Amex: LTS), acted as the lead placement agent, with Loewen, Ondaatje, McCutcheon Ltd. acting as co-agent, in connection with this transaction.  Among the investors in the transaction are H&Q Healthcare Investors (NYSE: HQH) and H&Q Life Sciences Investors (NYSE: HQL).

5.2	Disclosure for Restructuring Transactions
Not applicable.

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.

Item 7:	Omitted Information
Not applicable.

Item 8:	Executive Officer
The following senior officer of the Company is knowledgeable about the material change and this report: Shameze Rampertab CFO & Vice-President, Finance (416) 798-3001

Item 9:	Date of Report
January 31, 2011

INTELLIPHARMACEUTICS INTERNATIONAL INC.
By:	“Shameze Rampertab”
Name:	Shameze Rampertab
Title:	CFO & Vice-President, Finance